November 19, 2007

Mr. Craig Slivka
Staff Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:          Intermec, Inc.
Extension of Response Date
File No. 001-13279
Definitive 14A
Filed April 10, 2007

Dear Mr. Slivka,

This letter is with regard to extension of the date for the submission of our responses to your letter dated September 26, 2007, with a response due on October 26, 2007 (thirty days), and subsequently extended to November 26, 2007.

We are in the process of preparing our responses.  Confirming your conversation today with our Senior Corporate Counsel, Mary Brodd, we will complete our responses on or before December 11, 2007.  Thank you.

Sincerely,

/s/ Janis L. Harwell

Janis L. Harwell
Senior Vice President, General Counsel and Corporate Secretary
Intermec, Inc.

cc:           Mary Brodd
Senior Corporate Counsel and Assistant Secretary
Intermec, Inc.